EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	6/30/2012	6/30/2012
EARNINGS
Income (Loss) Before Income Taxes	$(46,139)	$120,761	$119,523	$122,887	$192,257	$193,510	$77,376
Fixed Charges (as below)	54,716	81,584	62,235	65,834	58,822	57,153	30,622
Total Earnings	$8,577	$202,345	$181,758	$188,721	$251,079	$250,663	$107,998

FIXED CHARGES
Interest Expense	$46,560	$76,910	$59,093	$63,362	$54,700	$52,981	$28,477
Credit for Allowance for Borrowed Funds Used During Construction	5,156	2,174	1,142	572	822	872	495
Estimated Interest Element in Lease Rentals	3,000	2,500	2,000	1,900	3,300	3,300	1,650
Total Fixed Charges	$54,716	$81,584	$62,235	$65,834	$58,822	$57,153	$30,622

Ratio of Earnings to Fixed Charges	0.15	2.48	2.92	2.86	4.26	4.38	3.52

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.